UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

A statement that will be published today on the corporate website (www.bbva.com) is enclosed herewith, in connection with BBVA’s General Shareholders’ Meeting, called for 13 March 2020 at first call.

Madrid, 10 March 2020

BBVA statement to its shareholders regarding 2020 Annual General Meeting

BBVA’s 2020 Annual General Shareholders’ Meeting (AGM) is scheduled to be held next March 13, 2020, on first call, at the Euskalduna Conference Center in Bilbao.

BBVA wishes and promotes the participation of its shareholders in such an important event for the company. For that reason, the Bank has made available to its shareholders the appropriate channels to enable the exercise of their rights remotely, which are described in the Annual General Meeting section on the corporate website (www.bbva.com).

In light of the situation resulting from the coronavirus (COVID-19), we inform you that, in accordance with the protocols set by Spanish public health authorities, the Bank has the intention to hold its AGM as planned and communicated in the meeting notice, whilst complying with the measures established by the relevant authorities.

Notwithstanding the foregoing, we encourage shareholders who wish to participate in the AGM but prefer not to attend in person, to exercise their vote or grant proxy remotely.

Those votes and proxies submitted remotely and received before 12:00 noon on the day prior to the meeting (i.e. on March 12, at 12:00 noon), will be counted in the quorum with all votes submitted.

Furthermore, given the current circumstances, and taking into account that, as of this date, the deadline to submit written questions before the AGM has expired, it has been exceptionally decided to extend said deadline to exercise the right to information before the AGM takes place, as follows:

Extension of the deadline to exercise the right to information via www.bbva.com

The deadline to exercise the right to information in writing, via www.bbva.com, is extended until March 13, 2020, at 12:00 noon, i.e. until the expected start of the meeting.

Shareholders who wish to exercise this right to information can do so by using the form that is available under the ‘Right to Information’ section of the ‘Annual General Meeting 2020’ space of the corporate website (www.bbva.com), following the instructions included therein.

Requests for information will be addressed during the meeting or in the following seven days.

Shareholders who would like their intervention to be recorded in the minutes of the meeting should communicate this explicitly in the communication submitted to the Company. For these purposes, the intervention should not exceed 7,500 characters.

Finally, we inform you that the AGM may be followed via streaming on www.bbva.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 10, 2020	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors